Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 32 DATED AUGUST 16, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007, supplement no. 30 dated August 3, 2007 and supplement no. 31 dated August 15, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire two three-story office buildings containing approximately 308,038 rentable square feet in Plano, Texas;

•	our equity investment in a joint venture and the joint venture’s acquisition and financing of a portfolio of 25 institutional-quality industrial properties; and

•	the execution of an agreement for secured financing on a six-story office building containing 160,539 rentable square feet located in Alpharetta, Georgia.

Agreement to Purchase the Plano Corporate Center I & II

On July 18, 2007, our advisor entered into a purchase and sale agreement with PCCP Lincoln Plano Corporate Center, L.P. to acquire two three-story office buildings containing approximately 308,038 rentable square feet (the “Plano Corporate Center I & II”). On August 10, 2007, our advisor assigned this purchase and sale agreement to us for no consideration. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the Plano Corporate Center I & II is $46.3 million plus closing costs. We intend to fund the purchase of the Plano Corporate Center I & II with proceeds from this offering but may also finance the acquisition in part with proceeds from a loan from an unaffiliated lender.

The Plano Corporate Center I & II is located on two parcels of land totaling approximately 20-acres at 2201 & 2301 West Plano Parkway in Plano, Texas. The Plano Corporate Center I & II was built in 1991 and 2001 and is 86% leased by fourteen tenants, including FedEx Kinko’s Office and Print Services (31%) and UnitedHealthcare Group (22%). FedEx Kinko’s is an operating company of the express delivery company FedEx Corporation and is a provider of document solutions and business services. UnitedHealthcare is a leading United States health insurer, offering a variety of health care plans and services to approximately 70 million customers in the United States. The current aggregate annual base rent for the tenants of the Plano Corporate Center I & II is approximately $4.5 million. As of August 2007, the current weighted-average remaining lease term for the current tenants of the Plano Corporate Center I & II is approximately 6.1 years.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $450,000 of earnest money.

Acquisition and Related Financing of the National Industrial Portfolio

On August 8, 2007, we, through our indirect wholly owned subsidiary, joined New Leaf Industrial Partners Fund, L.P. (“New Leaf”) to make an approximately $106.9 million equity investment in New Leaf – KBS JV, LLC (the “JV”), the owner of a portfolio of 25 institutional-quality industrial properties located in seven states and containing approximately 11.4 million rentable square feet (the “National Industrial Portfolio”). The JV acquired the National Industrial Portfolio on August 8, 2007 from affiliates of Equity Industrial Partners Corp. (collectively, the “Sellers”). Neither New Leaf nor the Sellers are affiliated with us or our advisor. The purchase price of the National Industrial Portfolio was $515.9 million plus closing costs. In addition, as a condition to the closing of the acquisition, the JV was required to enter into a property management agreement with Equity Industrial Partners Corp. (“Equity Industrial”), as described further below.

The Operating Agreement

On August 8, 2007, we entered into an operating agreement with New Leaf for the JV (the “Operating Agreement”). The purpose of the JV, which is managed by New Leaf, is to invest in the National Industrial Portfolio. We made an initial capital contribution of approximately $85.5 million and hold an 80% membership interest in the JV. We funded our equity investment in the JV with proceeds from this offering. New Leaf made an initial capital contribution of approximately $21.4 million and owns a 20% membership interest in the JV. Pursuant to the Operating Agreement, we and New Leaf may be required to make additional capital contributions to the JV to fund operating reserves or expenses approved by the budget or business plan.

Although New Leaf is the manager of the JV, its authority is limited. It may not cause the JV to undertake activities or incur expenses with respect to the National Industrial Portfolio properties not authorized by the Operating Agreement, the approved budget or the approved business plan, except for (i) certain limited emergency expenditures not to exceed $100,000 in any 12-month period unless necessary to prevent injury and (ii) subject to the restrictions of any of the JV’s loans, costs for any particular approved budget expense line item up to 10% higher than the budgeted amount, provided that the total of such costs does not exceed 5% of the approved budget for the budget period. More specifically, without our consent, New Leaf may not cause the JV to take certain major decisions (the “Major Decisions”), including but not limited to (i) entering into or amending any loans or financings or refinancing or encumbering any of the National Industrial Portfolio properties, (ii) selling, transferring or otherwise disposing of any of the National Industrial Portfolio properties, (iii) executing any contracts on behalf of the JV unless authorized by the approved budget and terminable without cause on 30 days notice or less, (iv) entering into or amending leases for space in any of the National Industrial Portfolio properties except pursuant to approved guidelines and an approved form, (v) undertaking any construction, environmental remediation or demolition on any of the National Industrial Portfolio properties except pursuant to an approved budget or lease, or (vi) taking any action which would reasonably be expected to have a substantial or material effect upon the JV, any of its subsidiaries or the National Industrial Portfolio properties.

The Operating Agreement provides that New Leaf will retain property managers and leasing agents for the National Industrial Portfolio properties. Such property managers and leasing agents will be approved by the JV members from time to time. The property management fees may not exceed 3% of the gross monthly rental collections, except as approved by members. The leasing commissions will be approved in the JV’s business plan.

New Leaf will perform certain asset management services for the JV itself. In return for providing such services, it will receive a fee equal to 0.25% of gross monthly rental collections generated from the National Industrial Portfolio properties, until August 1, 2009, when the fee will increase to 1% of such collections. In addition, for each month from August 2007 through July 2009, New Leaf will also receive the lesser of (i) 0.75% of the gross monthly rental collections generated from the National Industrial Portfolio properties and (ii) the amount, if any, by which the JV’s distributable cash for the month exceeds the amount of distributable cash needed to enable us to receive a monthly yield on our capital contributions of 1/12 multiplied by 7.48%. New Leaf also received an acquisition fee of approximately $3.9 million, or 0.75% of the purchase price of the National Industrial Portfolio properties, concurrently with the acquisition of the portfolio by the JV; and upon the sale or disposition of any of the National Industrial Portfolio properties (exclusive of any sale or disposition arising from the buy/sell provisions discussed below), it will receive a disposition fee equal to 0.5% of the net sales price of such property, but only to the extent that we have earned a return of at least 10% compounded annually on such property.

So long as New Leaf is the manager of the JV, distributions will be made generally as follows: (i) first, to return to the members, pro rata, their capital contributions, (ii) second, to pay the members a return of 8%, compounded annually, (iii) third, 36% of the distributable cash to New Leaf and 64% of the distributable cash to us, until we have received a return of 10%, compounded annually, and (vi) thereafter, 44% of the distributable cash to New Leaf and 56% of the distributable cash to us. If New Leaf is no longer the manager in the JV, distributions will be made generally first to return to the members, pro rata, their capital contributions and second to the members pro rata in proportion to each member’s membership interest. At all times, the following special distributions may be given a higher priority: (i) special distributions to us necessary in connection with our status as real estate investment trust for federal income tax purposes and (ii) special distributions to a member that has made additional capital contributions on behalf of the other.

If the members are unable to agree on certain Major Decisions, either with respect to certain properties or the entire National Industrial Portfolio, either member may initiate buy/sell procedures for the relevant properties (if the impasse is with respect to certain properties) or for the other member’s interest (if the impasse is with respect to the entire portfolio). Under those procedures, a member could make an offer to purchase the relevant properties from the JV or the interests of the other member from the other member based on an offer price, and the other member would elect to either allow such sale or make such purchase itself based on that offer price. The buy/sell procedures may not be exercised if they trigger a default under any of the JV’s borrowings.

Neither we nor New Leaf may generally transfer our interests in the JV without the consent of each other, and any transfer is subject to a right of first offer to the other member. After August 2014, or if New Leaf resigns as manager of the JV, we may solicit offers from third parties to purchase all or part of the National Industrial Portfolio of properties, subject to a right of first offer to New Leaf.

The Property Management Agreement

As a condition to the closing of the acquisition of the National Industrial Portfolio, the JV entered into a property management agreement with Equity Industrial. This property management agreement provides that Equity Industrial will provide property management and leasing services for 15 of the portfolio properties, with 7,114,948 aggregate rentable square feet, for an initial term of 60 days and the remaining 10 of the portfolio properties, with 4,268,825 aggregate rentable square feet, for an initial term of one year. For all 25 properties the initial terms renew for additional 30-day periods unless terminated by either party with respect to some or all of the properties. The property management fee payable to Equity Industrial is different for each property, but no less than 1.5% and no more than 2.5% of gross monthly rental collections. Equity Industrial is also entitled to commissions for leasing vacant space at one-half of the market rates set forth in the property management agreement or, if another broker is entitled to a commission, at the market rate listed less the amount paid to such other broker.

Financing the Portfolio Acquisition

The purchase price of the National Industrial Portfolio was $515.9 million plus closing costs. In connection with the acquisition, the JV obtained $315.0 million of secured financing (the “Mortgage Loan”) from a financial institution and the JV obtained $116.0 million of mezzanine financing (the “Mezzanine Loan A”) from the same financial institution. In addition the JV obtained an additional $20.0 million of mezzanine financing (the “Mezzanine Loan B” and, together with the Mezzanine Loan A, the “Mezzanine Loans”) from the same financial institution in order to fund future capital expenditures and leasing costs. As of August 8, 2007, no funds had been drawn on the Mezzanine Loan B. The Mortgage Loan is secured by a first priority lien on the National Industrial Portfolio properties. The Mezzanine Loans are secured by a pledge of 100% of the ownership interests in wholly owned subsidiaries of the JV that directly or indirectly own the National Industrial Portfolio properties.

The Mortgage Loan bears interest at a floating rate equal to 115 basis points (the “Spread”) over 30-day LIBOR, adjusted on a monthly basis, and matures on August 9, 2009, subject to the JV’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mortgage Loan documents. The Mezzanine Loans also bear interest at a floating rate equal to 115 basis points (the “Mezzanine Spread”) over 30-day LIBOR, adjusted on a monthly basis, and mature on August 9, 2009, subject to the JV’s right to extend the maturity date for up to three additional years in accordance with the terms, conditions and fees required under the Mezzanine Loan documents. In addition, the lender may increase the Spread or the Mezzanine Spread if it determines, in its sole discretion, that an increase is advisable to ensure the sale, transfer or assignment of the loans or interests in the loans, provided that the weighted average of the Spread (weighted by the principal amount being borrowed under the Mortgage Loan) and the Mezzanine Spread (weighted by the principal amount being borrowed under the Mezzanine Loan A and Mezzanine Loan B) may not exceed 125 basis points.

Interest on the Mortgage Loan and Mezzanine Loans is payable monthly, with the principal due at maturity. The JV may prepay the Mortgage Loan and the Mezzanine Loans together, pro rata, with (i) a prepayment premium equal to (a) if the prepayment occurs on or prior to August 15, 2008, 0.5% of the principal amount being prepaid, (b) if the prepayment occurs after August 15, 2008 and on or prior to February 15, 2009, 0.25% of the principal amount being prepaid and (c) if the prepayment occurs after February 15, 2009, 0% of the principal amount being prepaid and (ii) a spread premium equal to the present value of the interest that would have been payable if there were no prepayment, assuming an interest rate equal to the Spread or Mezzanine Spread, as applicable, discounted at 30-day LIBOR as of the date of the prepayment; provided, however, no prepayment premium or spread premium will be due in connection with prepayments of the first $63,000,000 of the Mortgage Loan or $27,200,000 of the Mezzanine Loans, regardless of when such prepayments are made.

The Portfolio

The National Industrial Portfolio consists of properties totaling approximately 11.4 million rentable square feet described in the table below.

NATIONAL INDUSTRIAL PORTFOLIO

Property	City/ State	Date Acquired	Number of Buildings	Year Built/ Renovated	Rentable Square Feet	Percent Leased	Annualized Base Rent (in Thousands)		Percent Annualized Rent	Annualized Rent Per Leased Square Foot	Primary Tenant	Percent Leased to Primary Tenant
9410 Heinz Way	Commerce City, CO	Mar-05	1	2005	140,630	100%	$858		2.33%	$6.10	Home Depot	100%
74 Griffin Street South	Bloomfield, CT	Feb-07	1	1986	449,000	100%	1,572		4.27%	$3.50	Home Depot	100%
85 Moosup Pond Road	Plainfield, CT	May-04	1	1958	530,500	100%	2,037		5.53%	$3.84	Staples	100%
555 Taylor Road	Enfield, CT	Dec-06	5	1975-1999	1,185,569	100%	5,218		14.18%	$4.40	Lego Systems	100%
15 Independence Drive	Devens, MA	Nov-01	1	1999	370,545	100%	1,993		5.41%	$5.38	Kraft Foods	100%
50 Independence Drive	Devens, MA	Jun-00	1	1997/2000	235,620	41%	384		1.04%	$3.97	Regency Warehouse	41%
1040 Sheridan	Chicopee, MA	May-98	1	1979	74,500	100%	313		0.85%	$4.20	United Plastics Group	100%
1045 Sheridan	Chicopee, MA	Dec-99	1	1979	62,000	100%	270		0.73%	$4.35	Friendly Ice Cream	100%
151 Suffolk Lane	Gardner, MA	May-04	1	1999	68,000	100%	376		1.02%	$5.53	Woods Equipment	100%
1111 Southampton Road	Westfield, MA	Jun-04	1	1969	652,000	100%	2,343		6.37%	$3.59	Home Depot	59%
100 Adams Road	Clinton, MA	Mar-06	1	1999	344,000	90%	1,176		3.20%	$3.80	Rotman’s Furniture	31%
111 Adams Road	Clinton, MA	Feb-06	1	1975/2005	457,040	100%	1,600		4.35%	$3.50	Regency Warehouse	100%
100 Simplex Drive	Westminster, MA	Sep-05	1	1970’s	685,017	100%	1,000		2.72%	$1.46	Tyco	85%
495-515 Woburn	Tewksbury, MA	Nov-00	2	1940/1960/2001	707,221	81%	3,845		10.45%	$6.71	Jabil Electronics	71%
480 Sprague Street	Dedham, MA	Jul-06	1	1960’s	233,000	100%	1,169		3.18%	$5.02	Dial Corp.	100%
625 University Ave	Norwood, MA	Apr-00	1	1969/1989	459,455	100%	2,199	(1)	5.98%	$4.79	Reebok	48%
57-59 Daniel Webster Highway	Merrimack, NH	Nov-06	2	1969/1975	578,290	62%	1,573		4.27%	$4.39	Viega NA, Inc.	35%
133 Jackson Avenue	Jamestown, NY	Oct-05	1	1963	287,959	100%	792		2.15%	$2.75	Penn Traffic	100%
1200 State Fair Boulevard	Geddes, NY	Oct-05	1	1954/1988	567,800	100%	1,278		3.47%	$2.25	Penn Traffic	100%
3407 Walters Road	Van Buren, NY	Oct-05	1	1992-1993	273,225	100%	683		1.86%	$2.50	Penn Traffic	100%
851 Beaver Drive	Du Bois, PA	Oct-05	1	1987/1991	202,800	100%	558		1.52%	$2.75	Penn Traffic	100%
Shaffer Road and Route 255	Du Bois, PA	Oct-05	1	1961/1988	410,000	100%	820		2.23%	$2.00	Penn Traffic	100%
9700 West Golf Bank Road	Houston, TX	Jun-06	1	not provided	245,319	100%	900		2.45%	$3.67	Tyco	100%
1000 East I 20	Abilene, TX	Jun-06	1	not provided	728,110	57%	793		2.16%	$1.91	Coca Cola	34%
2200 South Business 45	Corsicana, TX	Apr-05	1	1981	1,443,777	100%	3,046		8.28%	$2.11	Home Depot	100%

					11,391,377	93%	$36,796		100.00%

(1)	Represents Master Lease Agreement. The JV will not own the building or the land.

As of August 2007, the current weighted average remaining lease term for the current tenants of the National Industrial Portfolio was approximately 5.8 years and aggregate annual base rent for the tenants of the National Industrial Portfolio was approximately $36.8 million.

The JV does not intend to make significant renovations or improvements to the National Industrial Portfolio. We believe that the National Industrial Portfolio is adequately insured.

Adjustment to Advisor’s Asset Management Fee

As previously reported, on July 17, 2007, we entered into Amendment No. 4 (“Amendment No. 4”) to the Advisory Agreement dated as of November 8, 2006 (the “Advisory Agreement”) with our advisor. Pursuant to Amendment No. 4, our advisor agreed to, among other things, an adjustment to our advisor’s asset management fee with respect to our investment in the JV. We will pay our advisor a monthly asset management fee related to the JV as follows:

Months of Ownership of Investment	Asset Management Fee
1-36	1/12 of 0.27% of Cost of JV Investment *
Month 37 +	To be negotiated upon renewal of advisory agreement

*	“Cost of JV Investment” shall equal the product of (i) the amount actually paid or allocated to the purchase, development, construction or improvement of properties by the JV, inclusive of expenses related thereto, and the amount of any outstanding debt associated with such properties and the venture and (ii) the percentage that represents our economic interest in the JV.

In addition, if at any time during our ownership of an interest in the JV, our funds from operations for the period commencing January 1, 2006 through the date of any such calculation exceed an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital (as defined in the Advisory Agreement) for our stockholders for the period from July 18, 2006 through the date of such reimbursement (the “7% Return”), then as of the date of such calculation our advisor shall earn a fee (the “Performance Fee”) in an amount that would make our advisor’s cumulative fees related to our investment in the JV (including the asset management fee set forth above and any Performance Fee amounts already paid) equal to 0.75% of the Cost of JV Investment on an annualized basis from the date of our investment in the JV through the date of calculation, provided that on any calculation date our advisor shall earn only the portion of this amount that is available from our positive funds from operations for the period commencing January 1, 2006 through the date of any such calculation less the 7% Return.

No Performance Fee will be earned unless and until the advance from our advisor in the Advisory Agreement, as amended, has been repaid in full.

Royal Ridge Loan

On August 10, 2007, we completed, through an indirect wholly owned subsidiary, the secured financing of a six-story office building containing 160,539 rentable square feet located in Alpharetta, Georgia (the “Royal Ridge Building”). We acquired the Royal Ridge Building on June 21, 2007. We obtained six-year financing in the amount of approximately $21.7 million at a fixed interest rate of 5.96% per annum from a financial institution. The loan matures on September 1, 2013. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after September 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the outstanding principal amount of the note. The loan is secured by the Royal Ridge Building.

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